UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number:  0-18832

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

FIRST FINANCIAL SERVICE CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

2323 Ring Road, Elizabethtown, Kentucky 42701
 (Address of principal executive offices)

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2009

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2009

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
First Financial Service Corporation
401(k)/Employee Stock Ownership Plan
Elizabethtown, Kentucky

We have audited the accompanying statements of net assets available for benefits of First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana
June 29, 2010

1.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

ASSETS
Investments, at fair value (Note 3):
First Financial Service Corporation common stock	$1,858,849	$2,556,582
Mutual funds	7,784,128	5,166,317
Money market accounts	2,020,129	1,647,104
Other short term investments	69,435	61,107
Participant loans	355,915	280,498
Total Investments	12,088,456	9,711,608
Receivables:
Employer contributions	-	109,438

Total Assets	12,088,456	9,821,046

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$12,088,456	$9,821,046

See accompanying notes to financial statements.

2.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2009

2009
Additions to net assets attributed to:
Investment income: (Note 3)
Dividends and interest	$221,708
Net appreciation in fair value of investments	1,293,470
1,515,178
Contributions:
Employer	538,686
Employee, before and after tax	652,025
Rollovers	9,405
1,200,116

Total additions	2,715,294
Deductions from net assets attributed to:
Distributions	436,791
Administrative expenses	11,093

Total deductions	447,884

Net increase	2,267,410

Net assets available for benefits, beginning of year	9,821,046

End of year	$12,088,456

See accompanying notes to financial statements.

3.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - PLAN DESCRIPTION

The following brief description of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.  The sponsor of the Plan is First Financial Service Corporation (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering substantially all employees of First Financial Service Corporation, a bank holding company and its subsidiaries, which include First Federal Savings Bank, First Service Corporation of Elizabethtown, Heritage Properties, LLC and First Federal Office Park, LLC (collectively the “Company”).

Employees of the Company are eligible for participation in the Plan upon the completion of at least 1,000 hours of service in one full year.  The employee becomes a participant on the first day of the month following fulfillment of this requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and a 401(k) portion.  The Company makes contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Contributions:  Participants may contribute up to 50% of their compensation up to the maximum amount allowed by the IRS through regular payroll deductions under the 401(k) provisions of the Plan.  Participants may also make contributions after taxes are withheld.  The employer matches 100% of the employee contributions up to 6% of the employee’s compensation.  If the employee does not contribute at least 2% of their compensation, then the employer makes a minimum contribution of 2% of the employee’s compensation. Employer contributions under the ESOP are at the discretion of the Employer’s Board of Directors.  For 2009, the Board of Directors decided not to make a contribution to the Plan.  To be eligible to receive an Employer contribution, a participant must work 1,000 hours in the plan year.   Contributions are allocated based on the participant’s allocable share of the Company contribution, which is based on compensation.

Participant Accounts:  Net income, investment gains and losses recognized, and increases and decreases in the fair value of assets are allocated annually in the same proportion that each participant’s account balance bears to the total account balances of all participants at the beginning of each annual period, adjusted by any distributions or contributions during the period.  The Employer contributions are allocated to the accounts of the participants in the same proportion as each participant’s compensation, for the Plan year, bears to the total compensation of all participants.  All participants are eligible to diversify their employer optional contributions immediately.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in the Company’s ESOP contributions, their voluntary contributions and the matching contributions plus actual earnings thereon.

Payment of Benefits: Upon retirement, permanent disability or death, a participant or his or her designated beneficiary may elect to receive the amount credited to his or her account in a lump-sum distribution, or in equal installments over a period not exceeding the life expectancy of the participant.  If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

(Continued)

4.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - PLAN DESCRIPTION (Continued)

Investment Options:  Each participant may direct their contributions and the Company’s matching contribution to any of the investment options available under the Plan, including the Company’s common stock.  Bank ESOP contributions are non-participant directed and are made in the form of First Financial Service Corporation common stock.

Effective January 1, 2007, the Plan was amended to allow transfers out of the First Financial Service Corporation common stock for all types of contribution accounts which hold Qualifying Employer Securities—including the ESOP Contribution Account.  This rule applies to all participants for their entire account invested in Employer Stock, and to any beneficiary who has an account under the Plan and is entitled to exercise the rights of a participant.  If the participant elects to transfer some or all of their (or the participant’s) account out of First Financial Service Corporation common stock, they or (the participant) can then direct the investment of that amount into other investment options offered by the Plan.

Voting Rights:  While the Plan entitles its trustee to vote Company shares held by the Plan, the Company currently permits participants to vote Company shares allocated to their account.  Participants are notified by the trustee prior to the time such votes are to be executed.

Loan Provisions:  Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Plan.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments:  The Plan provides for certain investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.  The Plan has an investment in First Financial Service Corporation common stock amounting to $1,858,849 and $2,556,582 as of December 31, 2009 and 2008.  This amount represents 15% and 26% of net assets available for benefits as of December 31, 2009 and 2008.

Payment of Benefits:  Benefits are recorded when paid.

(Continued)

5.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:  In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, to replace Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, and to establish the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10).  This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices would be needed to determine the appropriate fair value.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  The Financial Accounting Standards Board issued new accounting guidance under Accounting Standards Update (ASU) No. 2010-06 that requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC Subtopic 820-10. The objective of the new guidance is to improve these disclosures and increase transparency in financial reporting. Specifically, the new guidance requires:

A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, the guidance clarifies the requirements of the following existing disclosures:

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.

Investment Valuation and Income Recognition:  The Plan’s investments, excluding participant loans, are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

(Continued)

6.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair values of First Financial Service Corporation common stock are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Common stock:  The fair values of common stock are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Money market deposit accounts:  Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions, even though net asset values per share may fluctuate from the $1.00 targeted redemption price.  The Plan’s investments in money market deposit accounts occasionally exceed federally insured balances.

(Continued)

7.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Savings deposit accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at their outstanding balances, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments (other than interest in participant loans):
First Financial Service Corporation common stock	$1,858,849	$-	$-
Mutual funds:
Growth	4,155,000	-	-
Growth and income	2,161,760	-	-
Equity and income	735,895	-	-
Bond	731,473	-	-
Money market accounts	-	2,020,129	-
Other short-term investments:
Common stock	6,736	-	-
Savings deposit accounts	-	1,876	-
Money market accounts	-	60,825	-

(Continued)

8.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments (other than interest in participant loans):
First Financial Service Corporation common stock	$2,556,582	$-	$-
Mutual funds:
Growth	2,352,704	-	-
Growth and income	1,738,276	-	-
Equity and income	593,996	-	-
Bond	481,341	-	-
Money market accounts	-	1,647,104	-
Other short-term investments:
Common stock	5,193	-	-
Money market accounts	-	48,267	-
Mutual funds	7,647	-	-

(Continued)

9.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2009	2008
Investments at fair value as determined by quoted market prices:
First Financial Service Corporation common stock	$1,858,849	$2,556,582
Mutual funds:
American Capital Income Builder, Inc. R3	689,659	543,590
American Capital World Growth and Income R3	908,596	585,872
American Smallcap World Fund R3	1,059,703	625,013
*Ivy Global Natural Resources Fund A	692,921	234,792
Vanguard Index Trust-500 Portfolio	698,963	596,534
Money market accounts:
American Money Market Fund R3	1,953,003	-
Cash Management Trust of America R3 Money Market	-	1,642,724

* For 2008, the Ivy Global Natural Resources Fund A was not 5% or more of the Plan’s net assets.

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

First Financial Service Corporation common stock	$(580,094)
Mutual funds	2,025,159

Net appreciation	$1,445,065

Dividends and interest reported by the trustee for the year ended December 31, 2009 were $70,113.

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 24, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  As the employer is following all the terms of the Plan, and the Plan’s eligibility requirements and benefit provisions are not more favorable for highly compensated employees than non-highly compensated employees, under the terms of the determination letters, management believes the Plan is qualified under the appropriated requirements of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(Continued)

10.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain plan investments represent interest in investments managed by Ameritrade Trust Company.  Ameritrade Trust Company is the Trustee as defined by the Plan and, therefore, qualifies as party-in-interest.  Professional fees of approximately $11,093 were paid for the administration of the Plan by the Plan for the year ended December 31, 2009. McCready and Keene, Inc. is the record keeper of the plan and is considered a party-in-interest.  Participant loans also qualify as party-in-interest transactions.

The Plan has an investment in First Financial Service Corporation common stock amounting to $1,858,849 and 2,556,582 as of December 31, 2009 and 2008. The Plan held 205,171 and 216,476 shares of First Financial Service Corporation common stock at December 31, 2009 and 2008, and recognized dividend income of $50,902 during 2009 from its investments in the Employer common stock.

(Continued)

11.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

Name of Plan Sponsor:  First Financial Service Corporation
Employer Identification Number:  61-1168311
Three-digit Plan Number:  003

(a)	(b)	(c)	(d)	(e)
Party
in	Identity of Issue, Borrower,	Description of Investments Including		Current
Interest	Lessor or Similar Party	Maturity Date and Rate of Interest	Cost	Value

*	First Financial Service Corporation	Common Stock	#	$1,858,849

	American Funds	AMCAP Fund, Inc. R3	#	463,490
	American Funds	Capital Income Builder, Inc. R3	#	689,659
	American Funds	Capital World Growth and Income R3	#	908,596
	American Funds	Europacific Growth Fund R3	#	258,770
	American Funds	New Economy Fund R3	#	221,164
	American Funds	New Perspective Fund R3	#	518,224
	American Funds	New World Fund R3	#	378,775
	American Funds	Smallcap World Fund R3	#	1,059,703
	American Funds	Washington Mutual Investors R3	#	283,713
	American Funds	Income Fund of America R3	#	46,236
	American Funds	Investment Company of America R3	#	270,488
	Ivy Funds	Global Natural Resources Fund A	#	692,921
	Pimco Funds	Global Bond A	#	205,338
	Pimco Funds	Pacific Investment Total Return Fund A	#	526,135
	Vanguard Funds	Indexed Small Cap	#	348,324
	Vanguard Funds	Index Trust-500 Portfolio	#	698,963
	Vanguard Funds	Total Intl Stock Index Portfolio	#	213,629

	Total Mutual Funds			7,784,128

	Ameritrade	Self Directed Brokerage	#	69,435
	American Funds	Money Market R3	#	1,953,003
	Bank USA	Institutional Money Market	#	7,085
	Bank USA	Money Market	#	60,041

	Total Short-Term Investments			2,089,564

*	Pooled Loan Account	Participant Loans with interest rates ranging from 4.25%-9.25%	#	355,915

	Total Investments			$12,088,456

* Represents parties-in-interest
# Investment is participant directed therefore historical cost is not included.

12.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K
DECEMBER 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2010	By:	/s/ Steven M. Zagar
Steven M. Zagar
Executive Vice President &
Chief Financial Officer
First Financial Service Corporation

13.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Crowe Horwath LLP, an independent registered public accounting firm (filed herewith).

14.